EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Adit Laixuthai, Ph.D.**
First Senior Vice President

RECEIVED
2007 MAR 15 A 10:25

12g3-2(b) File No.82-4922

Ref No. CN. 142/2007

March 13, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 2[redacted]
U.S.A.

07021843

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Mar 13, 07

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

dlw 3/15

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. CN. 2017.1/2007

March 13, 2007

To: The President

The Stock Exchange of Thailand

Subject : Notice of Resolution of the Board of Directors' Meeting No.2/2550

According to the Bank's Audit Committee Charter, the Audit Committee comprises four independent directors, to be in service for a three-year term, while a newly elected member shall be in office throughout the remaining term of the member which he/she has replaced.

A member of the Bank's Audit Committee, Mrs. Elizabeth Sam, will complete her term on March 29, 2007. The Board of Directors of the Bank, at the meeting No. 2/2550 on February 22, 2007, passed a resolution appointing Mrs. Elizabeth Sam as member of the Audit Committee for another term. From March 29, 2007, the remaining terms of each member of the Audit Committee can be summarized, as follows:

| | | Remaining terms of office |
|---|---|---|
| Chairman of the Audit Committee | M.R. Sarisdiguna Kitiyakara | 3 months |
| Member of the Audit Committee | Mr. Somchai Bulsook | 3 months |
| Member of the Audit Committee | Prof. Khunying Suchada Kiranandana | 3 months |
| Member of the Audit Committee | Mrs. Elizabeth Sam | 3 years |
| Secretary of the Audit Committee | Mr. Vasant Chariyatantiwate | - |

Please be informed accordingly.

Yours sincerely,

(Mrs. Tida Samalapa)

Secretary to the Board of Directors